Communication to Mead Johnson Nutrition Employees

Filed by Mead Johnson Nutrition Company Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Bristol-Myers Squibb Company Subject Company’s Commission File No.: 1-1136

Dear Colleague:

Bristol-Myers Squibb announced today that they are initiating a “split-off” exchange offer for the remaining 170 million Mead Johnson shares they hold. The formal paperwork will be on file with the Securities and Exchange Commission (SEC) and the offer will commence first thing Monday morning. This exciting move marks the last leg of our journey to become a fully independent public company. While there are a number of steps in the process, if all goes smoothly, we would achieve complete corporate separation from BMS in as little as 30 days.

I want to emphasize a few important facts:

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We have known since February that complete separation from BMS would come eventually, and, thanks to the efforts of you and your colleagues, we have already made significant progress toward stand-alone status and demonstrated our ability to perform well as a public company.

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Despite the pending split-off, our transition service agreements with BMS remain in place and, over the next year or two, will provide us the necessary support and adequate time to achieve a smooth transition to full separation of our shared infrastructure. Our global SAP technology investment is a key element in this plan.

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There will undoubtedly be a lot of media and investor commentary about this news. And, as this proposed transaction will significantly alter the make-up of our shareholder base, you can also expect significant stock trading and price volatility in the coming days and weeks. That activity is normal for these types of transactions. You may also read speculation about interest in our business from other companies as we transition to independence; however, I caution you to remember that it is just that – speculation.

In essence, the “split-off” will allow BMS stockholders to exchange their BMS shares for stock in MJN. Although it is somewhat complicated, the process is intended to put Mead Johnson shares in the hands of those who are most interested in holding them.

We recognize that you will have many questions about the BMS announcement and how it might impact you, both as an employee and perhaps as a BMS shareholder. Additional information – including an explanation of how the “split-off” process works – has been provided to all functional and location leaders to help answer your questions. Beyond that, we are committed to sharing additional news with you as it becomes available and as allowed by SEC regulations.

While the transition period is sure to bring distractions, we must remain focused on our goals and on enhancing shareholder value by successfully executing our growth strategy. In fact, now more than ever, it is critical for us to focus on what we can control, especially our business momentum. We are currently on track for the 2009 Mead Johnson bonus pool to be funded at an attractive level, and we must continue to work hard to ensure that we meet our commitments for the remainder of this year. Additionally, we need to lay the groundwork for success in 2010 – potentially our first year as a fully independent public company.

In their announcement, BMS communicated various reasons for initiating the offer at this time, starting with their success in shifting their business focus and increased confidence in the strength and sustainability of their core bio-pharma operations. Beyond that, they cite Mead Johnson’s strong operating and financial performance, significant stock price increase since the IPO, and the favorable results of our recent debt refinancing as solid endorsements of our capability to grow and thrive as a separate business.

I am personally energized by this opportunity as it allows us to fully capitalize on our formula for growth over the long term. I look forward to working with you to execute our strategies, and thank you in advance for keeping our business on a strong and profitable growth track through the upcoming transition period and beyond.

Steve Golsby

Additional Information

You are urged to read the prospectus and related documents to be filed with the SEC. You will be able to obtain a free copy of the prospectus and related documents filed with the SEC by Bristol-Myers Squibb and Mead Johnson at the SEC’s web site at www.sec.gov, and those documents may also be obtained for free, as applicable, from Bristol-Myers Squibb at www.bms.com or Mead Johnson at www.mjn.com.